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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*



                               DAY RUNNER, INC.
                   -----------------------------------------
                               (Name of Issuer)




                                 COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)




                                 239545106
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 9 pages

CUSIP NO.   239545106                  13G                    PAGE 2 OF 9 PAGES
         ---------------------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          KAIM NON-TRADITIONAL, L.P., 95-4486379
          RICHARD A. KAYNE, ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          KAIM NON-TRADITIONAL, L.P., A CALIFORNIA LIMITED PARTNERSHIP
          RICHARD A. KAYNE, U.S. CITIZEN
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF            N/A
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY             760,771
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH           N/A
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                       760,771
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          SEE ATTACHED
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          11.99%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          KAIM NON-TRADITIONAL, L.P. - IA
          RICHARD A. KAYNE - IN
          ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



                               Page 2 of 9 pages

        Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

        Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

        o Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

        o Information contained in a form which is required to be filed by rules under section 13(f)(15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

        o The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.                                         SEE ATTACHMENT

        (a) Name of Issuer

        (b) Address of Issuer's Principal Executive Offices

ITEM 2.
        (a) Name of Person Filing

        (b) Address of Principal Business Office or, if none, Residence

        (c) Citizenship

        (d) Title of Class of Securities

        (e) CUSIP Number

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or Dealer registered under Section 15 of the Act

        (b) [ ] Bank as defined in section 3(a)(6) of the Act

        (c) [ ] Insurance Company as defined in section 3(a)(19) of the act

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act

        (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see sec. 240.13d-1(b)(1)(ii)(F)

        (g) [ ] Parent Holding Company, in accordance with sec. 240.13d-1(b)(ii)(G) (Note: See Item 7)

        (h) [ ] Group, in accordance with
                sec. 240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP

        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a) Amount Beneficially Owned

        (b) Percent of Class



                               Page 3 of 9 pages

        (c)     Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote
                 (ii) shared power to vote or to direct the vote
                (iii) sole power to dispose or to direct the disposition of
                 (iv) shared power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.  CERTIFICATION

        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SEE ATTACHED

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  FEBRUARY 19, 1997
                                        --------------------------------------
                                                        Date


                                          /s/
                                        --------------------------------------
                                                        Signature


                                            RICHARD A. KAYNE, PRESIDENT OF
                                                 THE GENERAL PARTNER
                                        --------------------------------------
                                                        Name/Title




                               Page 4 of 9 pages

                                  United States
                       Securities and Exchange Commission

                                  Schedule 13G
                            Day Runner, Inc. (Issuer)
                           **************************


                                    SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




            February 19, 1997
-----------------------------------------
                  Date


        /s/ RICHARD A. KAYNE
-----------------------------------------
            Richard A. Kayne



KAIM NON-TRADITIONAL, L.P.

By:  Kayne Anderson Investment Management, Inc.


     By:  /s/ DAVID J. SHLADOVSKY
          -------------------------------
           David J. Shladovsky, Secretary

                                  United States
                       Securities and Exchange Commission

                                  Schedule 13G
*********************

Item 1.         (a) Issuer:               Day Runner, Inc.
                (b)  Address:             2750 W. Moore Avenue
                                          Fullerton, CA  92633

Item 2.         (a) Filing Persons:       KAIM Non-Traditional, L.P.                    Richard A. Kayne
                (b)  Addresses:           1800 Avenue of the Stars, 2nd Floor           1800 Avenue of the Stars, 2nd Floor
                                          Los Angeles, CA  90067                        Los Angeles, CA  90067

                (c)  Citizenship:         KAIM Non-Traditional, L.P. is a California limited partnership
                                          Richard A. Kayne is a U.S. Citizen

                (d)  Title of Class
                     of Services:         Common Stock

                (e)  Cusip Number:        239545106

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                (e) KAIM Non-Traditional, L.P. is an investment adviser registered under section 203 of the Investment Advisers
                    Act of 1940


Item 4.         Ownership

                (a)  Amount Beneficially Owned:

                         Four investment limited partnerships                                      610,971

                         Offshore investment corporation                                            20,800

                         Managed account (insurance company)                                       125,000

                         Managed account (employee benefit plan)                                     4,000
                                                                                                   -------

                                                                           TOTAL                   760,771


                (b) Percent of Class:                         11.99%


               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.





               February 19, 1997
-----------------------------------------------
                     Date

           /s/ RICHARD A. KAYNE
-----------------------------------------------
               Richard A. Kayne



KAIM NON-TRADITIONAL, L.P.

By:      Kayne Anderson Investment Management, Inc.


         By:   /s/ DAVID J. SHLADOVSKY
              ---------------------------------
               David J. Shladovsky, Secretary

                                  United States
                       Securities and Exchange Commission

                                  Schedule 13G
                                  (cover page)
                            Day Runner, Inc. (Issuer)
                           **************************


Box 9. The reported shares are owned by seven investment accounts (including four investment limited partnerships, an offshore corporation, an insurance company and an employee benefit plan) managed, with discretion to purchase or sell securities by KAIM Non-Traditional, L.P., a registered investment adviser. KAIM Non-Traditional, L.P., is the sole or managing general partner of three of the limited partnerships and a co-general partner of the fourth. KAIM Non-Traditional, L.P. is the sole owner of the offshore corporation.

           Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne, Anderson Investment Management, Inc., the sole general partner of KAIM Non-Traditional, L.P. Mr. Kayne is also the managing general partner of one of the limited partnerships and a limited partner of each of the limited partnerships. Mr. Kayne serves as trustee of the employee benefit plan account and is a director of the insurance company.

           KAIM Non-Traditional, L.P. disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in the limited partnerships and its indirect interest in the shares held by the offshore corporation. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares attributable to him by virtue of his limited and general partner interests in the limited partnerships and by virtue of his indirect interest in the interest of KAIM Non-Traditional, L.P. in the limited partnerships and the offshore corporation. Mr. Kayne disclaims beneficial ownership of all of the issuer's common stock held in the employee benefit plan of which Mr. Kayne is a trustee.

                                   UNDERTAKING


The undersigned agree jointly to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and Day Runner, Inc.





Dated:  February 19, 1997



            /s/ RICHARD A. KAYNE
-------------------------------------------------
                Richard A. Kayne



KAIM NON-TRADITIONAL, L.P.

By:      Kayne Anderson Investment Management, Inc.


         By:    /s/ DAVID J. SHLADOVSKY
              -----------------------------------
                 David J. Shladovsky, Secretary